Filed Pursuant to Rule 433

Registration Statement No. 333-203636

Registration Statement No. 333-203636-01

$750MM HUNTINGTON AUTO TRUST (HUNT 2015-1)

JOINT LEADS:	JPM (STRUC), BAML, GS
CO-MANAGERS:	CS, DB, HUNT

CL	AMT($MM)	WAL	MDY/S&P	P.WIN	E.FNL	L.FNL	SPREAD	YLD%	CPN%	$PX

A1	192.200	0.29	P-1/A-1+	01-07	01/16	06/16		0.350	0.35	100.00000
A2	180.000	0.94	Aaa/AAA	07-16	10/16	10/17	EDSF+27	0.768	0.76	99.99362
A3	277.300	2.05	Aaa/AAA	16-36	06/18	09/19	IS+32	1.251	1.24	99.98432
A4	75.000	3.22	Aaa/AAA	36-39	09/18	06/21	IS+30	1.653	1.64	99.97701
B	9.370	3.26	Aa3/AA+	39-39	09/18	06/21	IS+60	1.964	1.95	99.98098
C	8.630	3.26	A2/A+	39-39	09/18	06/21	IS+80	2.164	2.15	99.98640
D	7.500	3.26	Baa2/BBB+	39-39	09/18	03/22	IS+140	2.764	2.74	99.97433

Pricing Speed:	1.3% ABS (10% Clean Up Call)
Registration:	SEC Registered
Expected Pxg:	Priced
Expected Settle:	06/10/15
Min Denoms:	$1k by $1k
Ticker:	HUNT 2015-1
Bill & Deliver:	J.P. Morgan
CUSIPS:	A1- 44614UAA7, A2- 44614UAB5, A3- 44614UAC3, A4- 44614UAD1
B- 44614UAE9, C- 44614UAF6, D- 44614UAG4

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer, the issuing trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (866) 669-7629 or by emailing the ABS Syndicate Desk at abs_synd@jpmorgan.com. Any disclaimer below is not applicable and should be disregarded.